April 8, 2025

Alfredo Papadakis
Chief Executive Officer
The Now Corporation I
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: The Now Corporation I
           Amendment No. 3 to Offering Statement on Form 1-A
           Filed March 26, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 11, 2025 letter.

Amendment No. 3 to Offering Statement on Form 1-A
Cover page

1.     We note your added disclosure of a minimum offering generating $25,000 of
       proceeds, as well as revised disclosure elsewhere in your filing confirming a $25,000 minimum offering. However, on page 7 you continue to disclose selling 1 billion shares at minimum for $0.00005 each, equating to $50,000 in proceeds. Please correct this discrepancy.
2. We note your revisions made in the offering statement in response to prior comment
       1, including your statement that the minimum aggregate offering amount is $25,000, but that "funds will not be returned if the minimum offering amount is
not met.    We
       also note your statement, on page 8, that the offering proceeds will be used by you
       "upon receipt." Accordingly, it does not appear that your offering has a minimum
 April 8, 2025
Page 2

       offering amount. Please revise your offering statement as appropriate to reconcile your disclosures.
3. We note that there are no offering expenses relative to the number of shares being sold. Please revise to explain the difference in the gross proceeds to the company and the net proceeds to the company at the minimum level in your offering table, or otherwise reconcile your disclosures.
Offering Circular
The Company is an "emerging growth company" as defined in the Jumpstart Our Business
Startups Act, page 5

4. We note your added disclosure here and elsewhere confirming your intention to take advantage of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act. Accordingly, please remove on page 6 the last sentence of this section stating that you have irrevocably opted out of the extended transition period.
Risk Factors, page 19

5. We refer to Exhibits 2.5 and 2.8 filed in response to prior comment 13 indicating that the $10 million convertible note held by Eagle Oil Holding Company Inc. and the $20 million convertible note held by Medican Enterprises Inc. appear to have had maturity dates in 2019 and 2020, respectively. Please revise to clarify whether these notes have been subsequently amended, or if you are currently in default for these notes, and please update your disclosures as appropriate, including risk factor disclosure, to disclose this information and corresponding consequences.
Risks Relating to our Stock, page 54

6. We note your disclosure of the risks related to the Preferred Stock on page 67. Please move the discussion of the risks relating to your issued and outstanding preferred stock into this Risk Factors section of the Offering Circular and expand your risk disclosure to disclose that there are 2,500,000 shares of preferred stock outstanding, the conversion ratio of preferred stock into common stock, and that the shares can vote on an as-converted basis.
Use of Proceeds, page 57

7. We note your revisions in the Use of Proceeds section in response to prior comment 3.
       As previously stated, please revise to describe any anticipated material changes in the use of proceeds depending on the amounts sold at each of the noted offering levels.
       For example, quantify the amounts to be used for various purposes at each noted level, and you may consider using a tabular format. As previously stated, please revise to disclose the material terms of the indebtedness for which you will use the proceeds to discharge. Also clarify whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations that you discuss on page 61.
       Finally, we note that your revised disclosure indicates that the minimum offering amount is equal to 25% of the total offering amount, but your disclosure elsewhere states that your minimum offering amount is only $50,000. Please revise your
 April 8, 2025
Page 3

       disclosures to reconcile. See Instructions 3, 4, 5, and 6 to Item 6 of
Part II of Form 1-
       A.
Dilution, page 59

8. Pursuant to prior comment 4, please revise your table to include dilution calculations based upon shares issued and outstanding, and net tangible book value as of
       December 31, 2024. Additionally, please ensure that the net tangible book value balance as of this date is used in lieu of the total liability balance. No Exclusive Forum Provision, page 67

9. We note your statement that your governing documents "do not contain an exclusive
       forum provision.    We also note your disclosure under the risk factor
 Limitation of
       Liability of the President and Directors   , on page 43, that you
"believe that the
       exclusive forum provisions apply to claims arising under the Securities Act and
       Exchange Act   .    Please revise your disclosure to reconcile these
statements as
       appropriate.
Financial Statements, page F-1

10. Please update to include fiscal December 31, 2024 and 2023 financial statements pursuant to Part F/S(b)(3)(A) and F/S(b)(4) of Form 1-A. Additionally, please ensure that these financial statements address any remaining applicable concerns raised in our prior comments 7, 8, 10, and 11.
Part III
Exhibit Index, page II-1

11. We refer to our prior comment 14 and reissue. As previously stated, please file a legality opinion. See Item 17(12) in Part III of Form 1-A.
       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Peter Campitello